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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                        (Amendment No.  25  )*
                                       -----

                               SALEM CORPORATION
                   ----------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.50 PER SHARE
                   ----------------------------------------
                        (Title of Class of Securities)

                                  794099 10 1
                   ----------------------------------------
                                (CUSIP Number)

                                  Glen E. Hess
                                Kirkland & Ellis
                                Citicorp Center
                              153 East 53rd Street
                            New York, NY 10022-4675
                                 (212) 446-4800
- --------------------------------------------------------------------------------
 Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 23,1996
                   ----------------------------------------
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

      Check the following box if a fee is being paid with this statement
      [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-a(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  794099 10 1                  13D                  Page __ of __ Pages
- --------------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Victor Posner - ###-##-####
- --------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [_]

                                                                        (b) [_]
- --------------------------------------------------------------------------------
3       SEC USE ONLY

- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF, 00
- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or (e)               [_]

- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION)

        United States
- --------------------------------------------------------------------------------
    NUMBER OF       7         SOLE VOTING POWER
     SHARES                   -0-
  BENEFICIALLY      ------------------------------------------------------------
    OWNED BY        8         SHARED VOTING POWER
      EACH                    -0-
    REPORTING       ------------------------------------------------------------
   PERSON WITH      9         SOLE DISPOSITIVE POWER
                              917,633 Common Shares
                    ------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER
                              -0-
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        917,633 Common Shares

- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]

- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        49.2%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
- --------------------------------------------------------------------------------
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      ITEM 1.  SECURITY AND ISSUER
      ----------------------------

           This Amendment No. 25 dated May 24, 1996 to Schedule 13D is filed by Victor Posner, an individual, to restate to current information and reflects information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the shares of common stock, par value $.50 per share (the "Salem Common Shares"), of Salem Corporation, a Pennsylvania corporation (the "Issuer" or "Salem"). This Amendment amends
      Item 4 of Schedule 13D. Except as otherwise defined herein, all terms are used herein as defined in said Rules and Regulations.

      ITEM 4.  PURPOSE OF TRANSACTION
      -------------------------------

           Victor Posner has withdrawn his proposal to become the sole shareholder of Salem. The proposed transaction was to be structured as a merger between Salem and a corporation to be formed by Mr. Posner, as described in certain letters that were set forth as Exhibit 1 to Amendment No. 24 and Exhibit 3 to Amendment No. 23 to Schedule 13D, and proposed that each holder of Salem Common Shares other than Mr. Posner would receive $22.00 per share in cash. The withdrawal of Mr. Posner's proposal is set forth in a letter dated May 23, 1996 from Victor Posner to Marco B. Loffredo, Jr., Chairman of the Board of Salem.

      ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
      -----------------------------------------

        99.1. Letter dated May 23, 1996 from Victor Posner to Marco B. Loffredo, Jr., Chairman of the Board of Salem Corporation.
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                                       SIGNATURE
                                       ---------
           After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Victor Posner
                                          --------------------------
                                          VICTOR POSNER

      Dated: May 24, 1996